UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16

OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006               Commission File Number:  0-17227

ABER DIAMOND CORPORATION

(Translation of registrant’s name into English)

P.O. Box 4569, Station A

Toronto, ON, Canada   M5W 4T9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                                         Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED as of the 9th day of June, 2006.

ABER DIAMOND CORPORATION
(Registrant)

By:	/s/ LYLE R. HEPBURN
Name: Lyle R. Hepburn
Title: Corporate Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

1

Aber Diamond Corporation’s First Quarter Report, including the Comparative Unaudited Financial Statements and the notes thereto for the quarter ended April 30, 2006 and Management Discussion and Analysis for the same period.

2	Certificate of Interim Filings of the Chief Executive Officer of Aber Diamond Corporation.

3	Certificate of Interim Filings of the Chief Financial Officer of Aber Diamond Corporation.